EXHIBIT 1

ECI Telecom to Distribute its Shares in ECtel to its Shareholders

PETAH TIKVA, ISRAEL -- June 20, 2006 -- ECI Telecom Ltd. (Nasdaq: ECIL) today announced that its Board of Directors has approved the distribution of all of its 2,890,325 shares in ECtel Ltd. (Nasdaq: ECTX) to ECI's shareholders of record at the close of business on June 29, 2006. These shares constitute approximately 15.9% of ECtel's outstanding shares. The shares will be distributed on or about July 11, 2006.

The distribution ratio will be approximately 0.02468 ECtel shares for each share of ECI, subject to Israeli withholding tax at the rate of 20%. Following the record date, ECI will send shareholders, and file on a Form 6-K, an information statement regarding various aspects of the distribution, including tax treatment in Israel and the United States, the precise number of ECtel shares to be distributed for each outstanding ECI share and how fractional shares will be treated.

Commenting, Rafi Maor, President and CEO of ECI Telecom said, "While sharing a common history, since ECtel spun out of ECI in 1999, ECI & ECtel have grown into two separate companies, each pursuing its own strategic agenda in different markets. In May 2004 we distributed the majority of our then 59% holding, retaining 16% as an indication of our continued support for ECtel. We believe that, under Eitan Naor’s leadership, ECtel has now completed an outstanding turnaround program and is poised for further growth. At this time, we believe that distributing our shares in ECtel to our shareholders is in the best interest of ECI and will enhance ECI shareholder value. We also believe that this is in ECtel’s interest and we wish their management all the best in pursuing their business objectives.”

About ECI Telecom

ECI provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of their needs into innovative, technologically advanced solutions, ECI enables its customers to increase the value of the infrastructure of their networks and reduce operating expenses. ECI's platforms provide carriers and service providers with carrier-grade solutions for easily introducing new revenue-generating services.

ECI provides innovative IP service delivery solutions to the converged telecom networks encompassing broadband access gateways, service edge routers, optical transport, NGN VoIP and multimedia applications and services. ECI maintains a global sales, marketing and customer support network, as well as a host of strategic channel relationships worldwide.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

Contact:

Investor Relations:
Jay Kalish, VP Investor Relations, Tel: International access code +972-3-926-6255, jay.kalish@ecitele.com

Media Relations:
Karen Gershon, Corporate Communications, Tel: International access code +972-3-926-8341, Karen.gershon@ecitele.com

Fran Bosecker, PR@vantage, Tel: +1-212-532-5740x400, fbosecker@pr-vantage.com